Via Facsimile and U.S. Mail
Mail Stop 4561

July 9, 2007

Mr. Arthur Viola
Chief Executive Officer
Infe-Human Resources, Inc.
67 Wall Street
New York, New York 10005

      Re: **Infe-Human Resources, Inc.**
              Form 10-KSB for fiscal year ended November 30, 2005
              Filed on February 28, 2006
              Form 10-QSB for fiscal quarter ended May 31, 2006
              Filed July 24, 2006
              Forms 8-K
              Filed March 13, 2006 and June 2, 2006
              File No. 0-50374

Dear Mr. Viola:

We have reviewed your amendments and response letter filed on July 6, 2007. It appears that the responses provided are not substantive in nature as requested in our June 6, 2007 letter and thus the majority of the comments remain outstanding and unresolved. We expect you to contact us by July 23, 2007 to provide substantive responses to these comments or to advise us why you are unable to respond and when you will be able to do so.

In an attempt to assist you in preparing a substantive response, we are including the following comments that specifically address deficiencies in your previous response letter.

Form 10-KSB for fiscal year ended November 30, 2005

General

1. We note that you have provided responses to comments 1 – 19 from our letter dated February 6, 2007. Please note that comments 20 – 39 have not been addressed and remain outstanding and unresolved. Please provide to us responses to the remaining comments or tell us when you anticipate responding.

Comments 2 – 17

2. We note that you have represented that comments 2 -17 of our February 6, 2007 letter were addressed within your November 30, 2006 Form 10-KSB filed on April 16, 2007. We are unable to determine how you have complied with these comments based upon a limited review of your November 30, 2006 Form 10-KSB. Please provide a detailed response letter specifically addressing each of our previously issued comments, including specific page references to where requested disclosure was included in your November 30, 2006 Form 10-KSB.

Form 10-KSB for fiscal year ended November 30, 2006

Item 7. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

3. We note that your external auditors Miller, Ellin & Company, LLP, have opined on the consolidated balance sheet as of November 30, 2006 and the statement of operations, stockholders' equity, and cash flows for the year then ended. We also note that Miller, Ellin & Company, LLP audited the adjustments described in Note 7 that were applied to the 2005 financial statements. Please amend your filing to include an audit report for the period ended November 30, 2005, as restated. Please note that it is not sufficient to include the previous auditor's opinion and rely on your current external auditor's review of the 2005 adjustments.

    As appropriate, please amend your filings and respond to these comments by July 23, 2007 or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

As stipulated in our previous letter dated June 7, 2007, if you do not respond to the outstanding comments or contact us by July 23, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact me at (202) 551-3629 if you have any questions.

Sincerely,

Kevin Woody
Branch Chief